

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 4561</u>

September 30, 2008

Robert Connelly, General Counsel
BlackRock, Inc.
40 East 52nd Street
New York, NY

> **Re: BlackRock, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 001-33099**
> **Proxy Statement on Schedule 14A**
> **Filed April 28, 2008**
> **File No. 001-33099**

Dear Mr. Connelly:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Please contact Duc Dang, Staff Attorney, at (202) 551-3386 or the undersigned at (202) 551-3852 if you have any other questions.

Sincerely,

Michael McTiernan
Special Counsel